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                               EXHIBIT (a) (6)

                   Text of Press Release Dated March 3, 2000

                       [VAN KAMPEN FUNDS INC. LETTERHEAD]


NEWS RELEASE
FOR MORE INFORMATION CONTACT:
James J. Boyne           or        Marcie Varnier
800/225-2222                       800/225-2222
Ext. 6327                          Ext. 8323


                      VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (March 3, 2000)-- Van Kampen Senior Floating
Rate Fund announced today the final results of its tender offer for approximately fourteen percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on February 18, 2000.

        The Fund said that 18,003,179 common shares, or approximately 10.22 percent of the Fund's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 18,003,179 common shares tendered were purchased at a price of $9.83 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had net assets of approximately $1,731,637,803 as of February 18, 2000.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc.("Van Kampen"), a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $90 billion under management or supervision as of December 31, 1999. Van Kampen's more than 50 open-end and 39 closed-end funds and more than 2,700 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.